tns

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

20 July 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company no. 00912624 – RNS Announcement (trading update).
2. Taylor Nelson Sofres plc – Company no. 00912624 – RNS Announcement (notification from Threadneedle Asset Management Holding Limited).

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens

Enc.

060720 - (Securities & Exchange Commission)(2 x RNS announcements).doc

For immediate release **6 July 2006**

Taylor Nelson Sofres plc
Trading Update

Following developments in its US custom business, Taylor Nelson Sofres plc (TNS), a world leader in market information, today issues the following business and trading update.

Summary

- US custom business restructured under new leadership
- Review of other group operations underway
- Share buy back announced
- Good performance in majority of group in H1 held back by US custom business; group underlying revenue growth of approximately 3 per cent
- Similar development for full year revenue; decline in operating margin, before exceptional costs, could be in excess of 100 basis points for 2006

Reorganisation of US custom business

The group's US custom business has not recovered as anticipated this year and a significant restructuring of that business has taken place.

In line with the group strategy he announced in March and in response to the changing dynamics of the US market, Chief Executive David Lowden has conducted a thorough review of the group's US custom business, to accelerate a transition to the higher growth areas of value-added information and insight. The US custom business has historically been weighted more to the data provision end of the market, which has been under increasing pressure. It has now been restructured with the aim of providing greater insight capabilities, in line with client demand.

As part of the business review, a new President of TNS North America, Kimberly Till, was appointed in May. She is now in the process of strengthening teams to increase the depth of sector knowledge and areas of research expertise, as well as putting in place a renewed focus on customer service, to exploit fully the group's capabilities. The review has also highlighted significant opportunities, now being implemented, to streamline the organisational structure while at the same time improving operational processes.

The reorganisation is expected to deliver annualised gross savings estimated at £10 million that will show through progressively during 2007, with an associated one-off cost of around

£8 million. Approximately £4 to £5 million of these savings will be reinvested in a number of key areas to enhance the business' ability to deliver value-added services to clients.

Implementation of successful strategy accelerated

The group has a strong position in its other markets, where it provides a higher proportion of added-value services. A key to accelerating growth in these areas is to increase innovation and new services. Improvements in operational efficiency will allow this increased investment, enabling the group to build on its strong competitive position.

TNS is, therefore, currently reviewing its operating structure in other parts of the group. This review, which will be completed by early September, will target increased efficiency in data collection, analysis and other support services. It will also examine the range of services the group provides, to ensure that it focuses only on those that can deliver the required rates of return.

The group has set a target of achieving annualised savings of around £10 million from this review, which are expected to be delivered progressively through 2007. These savings will be used to enhance competitiveness to drive further revenue growth; more information on this will be given at the group's interim results. At this stage, it is estimated that the one-off restructuring costs associated with this review could be around £10 million, most of which will be incurred in 2006.

Efficient balance sheet

TNS remains strongly cash generative. The group is committed to continued investment in the growth of the business over the medium term, both through organic development and acquisitions. Its strategy is to retain the financial flexibility this requires, while at the same time maintaining an efficient capital structure. Given its strong cash flows and its immediate cash requirements for investment, the board has decided to initiate an open market programme, after the interim results in September 2006, to buy back shares up to a value of £100 million, over a period of approximately 18 months.

H1 performance

<u>Revenue</u>

Underlying revenue growth for the group in the first six months is expected to be around 3 per cent.

Europe: Europe as a whole is expected to show steady growth for the first six months of the year.

Americas: The Americas region is expected to show a revenue decline for the first half. This is due to a significant fall in revenue in US custom. Following the anticipated loss of business

with a Technology client, it had been expected that this would be mitigated by a progressive recovery in the Consumer and Business Services sectors. June revenue and order book figures were disappointing and indicate that this recovery is not taking place as anticipated. Action has been taken to replace management, restructure the organisation and refocus the strategy, as described above. Both the US Media Intelligence business and the group's activities in Latin America grew well in the first half.

Asia Pacific: The region continues to perform very strongly and is expected to show excellent growth for both the half and full year.

Sectors: Media, Business Services, Healthcare and Polling & Social (included in Other) all performed well in the first half. The syndicated Worldpanel service continues to grow steadily but, with difficult custom markets in Europe and the US, Consumer is expected to be relatively flat. Technology benefited from some new business wins but the previously anticipated loss of business from a large client led to a decline in this sector.

<u>Operating margin</u>

Operating margin improved in both Europe and Asia Pacific. The Americas, however, has been impacted by a progressive increase in pricing pressure in the US custom business. This is expected to result in a reduction in group operating margin, before exceptional costs, for the first half.

Outlook for full year 2006

The pattern of revenue development seen in the first half is expected to continue into the second half, with the majority of the group performing at least in line with, or ahead of, expectations. Europe is expected to continue to deliver steady underlying revenue growth for the rest of the year and Asia Pacific should maintain its strong performance.

The group indicated at the time of the preliminary results in March that it could not be certain when the US custom business would return to growth. Although visibility is limited, due to the short-term nature of the business, forward-looking order book information now indicates that this is unlikely to happen in 2006. As outlined above, action has been taken already to reduce operating costs significantly but the benefits of this action will not be fully felt until 2007. It is possible, therefore, that group operating margin, before exceptional costs, could decline by in excess of 100 basis points for the year as a whole.

David Lowden, Chief Executive, said:

"The performance of our US custom business in the first half has been unacceptable and this has held back an otherwise good performance, with the rest of the group achieving underlying revenue growth of almost 6 per cent in the first half.

"My first priority on becoming Chief Executive was to initiate a complete review of the US custom business and one of the first actions was to appoint a new CEO. Under this new leadership in the US, we are taking decisive actions that will lead to an improved performance in 2007. The changes being implemented are in line with the group's strategy to provide the additional analysis and insights our clients demand, supported by a streamlined organisational structure and will deliver growth and improved margin from 2007 onwards.

"Other parts of the group continue to perform well. We have the opportunity to build on our strengths and assets by developing innovative services for our clients to accelerate growth and to improve our operating efficiency. Our current review is looking at all these areas, with the aim of achieving a more aggressive implementation of our strategy.

"I am confident that these actions will return the group to satisfactory levels of growth for 2007 and drive further improvement in the longer term."

A conference call will be held at 14:00 today, details as follows:

UK Local Call	**0845 146 2021**
International Dial In	**+44 (0) 1452 560 210**
Conference ID	**2688563**

For more information, please contact:

David Lowden, Chief Executive	+44 (0)20 8967 4009
Andy Boland, Finance Director	+44 (0)20 8967 1472
Janis Parks, Head of Investor Relations	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: Janis.Parks@tns-global.com

About TNS

TNS is a market information group:

- The world's largest provider of custom research and analysis
- A leader in political and social polling
- A major supplier of consumer panel, media intelligence and TV and radio audience measurement services.

TNS operates across a global network in over 70 countries, allowing us to provide internationally consistent, up-to-the-minute and high quality information and analysis.

The group's employees deliver innovative thinking and excellent service to local and multi-national clients worldwide. In the custom business, they combine in-depth sector knowledge with expertise in the areas of new product development, positioning and segmentation research, brand and advertising research and stakeholder management.

TNS' strategic goal is to be recognised as the global leader in delivering value added information and insights that help our clients to make more effective decisions.

TNS is the sixth sense of business.

www.tns-global.com

Taylor Nelson Sofres plc (TNS) received notification on 17 July 2006 from Threadneedle Asset Management Holdings Limited, regarding a change to a notifiable interest in the ordinary share capital of TNS.

The notification was made on behalf of Ameriprise Financial, Inc, the ultimate holding company of the Ameriprise Financial group of companies, Threadneedle Investment Funds ICVC, Threadneedle Specialist Investment Funds ICVC and Threadneedle Investment Services Ltd; Threadneedle International Ltd ; Threadneedle Pensions Ltd; Threadneedle Unit Trust Manager Ltd (prev k/a Eagle Star Unit Managers Ltd) ; Threadneedle Asset Management Ltd and Threadneedle Asset Management Holdings Ltd.

Registered Holder	Holding in TNS shares
Ameriprise Financial, Inc	150,000
Bank of Ireland Nominees	189,283
Bank of Ireland Nominees	276,274
Bank of Ireland Nominees	420,887
BNY (OCS) Nominees Limited	742,293
BNY (OCS) Nominees Limited	699,786
BNY (OCS) Nominees Limited	553,871
BNY (OCS) Nominees Limited	346,925
Littledown Nominees Limited	19,547
Littledown Nominees Limited	1,007,481
Littledown Nominees Limited	680,129
Littledown Nominees Limited	3,991,019
Littledown Nominees Limited	24,897
Littledown Nominees Limited	16,755
Littledown Nominees Limited	17,962,451
Littledown Nominees Limited	81,564
Littledown Nominees Limited	923,193
Littledown Nominees Limited	1,361,244
Littledown Nominees Limited	4,783,242
Littledown Nominees Limited	8,808,378
Littledown Nominees Limited	1,541,535
Littledown Nominees Limited	85,421
Littledown Nominees Limited	64,000
Littledown Nominees Limited	1,437,507
Littledown Nominees Limited	1,350,488
Mellon Nominees (UK) Limited	394,946
Mellon Nominees (UK) Limited	774,504
Roy Nominees	128,569
State Street Nominees Limited	1,187,696
State Street Nominees Limited	89,851
William & Glyns (Isle of Man) Nom Ltd	195,000
TOTAL	50,288,736

This holding of 50,288,736 represents 11.12% of the share capital of TNS.